PART IV
ITEM 15. Exhibits and Financial Statement Schedules

EXHIBIT 12    Cigna Corporation – Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, (Dollars in millions)	2013	2012	2011	2010	2009

Income before income taxes	$2,176	$2,477	$1,876	$1,802	$1,853
Adjustments:
Income from equity investee	(17)	(10)	(15)	(18)	(19)
Income attributable to noncontrolling interests	(3)	(1)	(1)	(4)	(3)

Income before income taxes, as adjusted	$2,156	$2,466	$1,860	$1,780	$1,831

Fixed charges included in income:
Interest expense	$270	$268	$202	$182	$166
Interest portion of rental expense	38	43	38	42	46
Interest credited to contractholders	5	4	5	5	3

	$313	$315	$245	$229	$215

Income available for fixed charges	$2,469	$2,781	$2,105	$2,009	$2,046

RATIO OF EARNINGS TO FIXED CHARGES:	7.9	8.8	8.6	8.8	9.5

E-4    CIGNA CORPORATION - 2013 Form 10-K